Filed Pursuant To Rule 433

Registration No. 333-180974

July 30, 2014

Precise in a world that isn’t.®

SPDR® Exchange Traded Funds

Basics of Product Structure

Most exchange traded funds (ETFs) represent one of three different types of product structures, each with its own characteristics.

UNIT INVESTMENT TRUSTS

The first ETFs were structured as Unit Investment Trusts (UIT) which are registered under the Investment Company Act of 1940. An example of a UIT is the SPDR S&P 500® ETF (SPY), the oldest, largest, and most traded ETF in the world. Other examples include SPDR S&P MidCap 400® ETF and SPDR Dow Jones Industrial Average ETF. The UIT structure requires the investment manager to attempt to fully replicate the underlying index by owning literally every security in the index, thereby limiting the expected tracking error. Another notable distinction of UITs surrounds dividend payments whereby any dividends that the fund receives typically cannot be reinvested in additional securities. Instead, the fund manager will generally hold the income in cash or a cash equivalent until the time at which the fund distributions are made. UITs are not permitted to partake in securities lending. UITs are also not allowed to hold futures, options, or swaps, and, as a result, are not subject to counterparty risk.

OPEN-END FUNDS

The vast majority of ETFs are registered under the Investment Company Act of 1940 as open-end management companies. The open-end structure has specific diversification requirements. For example, no more than 5% of the portfolio can be invested in the securities of a single stock.* This structure offers greater portfolio management flexibility compared to UITs as they are not required to fully replicate an index. As a result, a significant number of open-end ETFs may use optimization or sampling methodologies to match the characteristics of the index as opposed to owning each and every security. This flexibility is particularly critical when an ETF seeks to track a benchmark with a large number of constituents or one that targets securities that may be hard to trade or custody.

Open-end funds are allowed to reinvest dividends in additional securities until the fund’s distribution is made. Likewise, open-end ETFs are also allowed to engage in securities lending. In addition, most open-end ETFs are allowed to invest some portion of their assets (usually no more than 5 to 10%) in securities that are not in the underlying index but which the fund advisor believes will help it to closely track the index, as well as in certain futures, options, and swap contracts. This does not necessarily mean that the ETF invests in this manner, however, the ETF does have the latitude to invest in this way.

GRANTOR TRUSTS

Neither the UIT nor the open-end fund structure is ideal for holding commodities as a primary investment objective. As a result, many ETFs that invest in commodities, such as gold, are structured as grantor trusts, which are registered under the Securities Act of 1933, but not registered under the Investment Company Act of 1940. Shares in a grantor trust represent fractional undivided beneficial interest in and ownership of the assets of the trust. The best example of a grantor trust is probably SPDR Gold Shares (ticker symbol: GLD). The trust’s objective is for shares of GLD to reflect the performance of the price of gold bullion, less the trust’s expenses. Each share of GLD is backed by physical gold bullion, which is held in the form of allocated 400 oz. London Good Delivery bars at the London vault of HSBC Bank USA, N.A., the trust’s custodian. Grantor trusts are also unique in their tax treatment—the investor is taxed as though he or she owns the underlying asset.

EXCHANGE TRADED PRODUCT STRUCTURE	UNIT INVESTMENT TRUST	OPEN END FUND	GRANTOR TRUST
SEC Registration	Investment Company Act of 1940	Investment Company Act of 1940	Securities Act of 1933

Portfolio Management	Full replication	May sample/ optimize	Typically a commodity

Dividend Reinvestment	Cannot reinvest	May reinvest	N/A

Securities Lending Permitted	No	Possible (see prospectus)	No

Use of Options/ Swaps/Futures	No	Possible (see prospectus)	Possible (see prospectus)

Investment Advisor/Trustee	Trustee	Investment Advisor	Trustee

*	While it is true that additional investments may not be made once 5% is reached, there is no requirement to sell once 5% is reached.

OTHER KEY ASPECTS OF ETF STRUCTURE

Each ETF in State Street’s family of SPDR ETFs is part of a separate legal entity, subject to a board of trustees (the majority of who are independent from the advisor) that selects and monitors the investment advisor, custodian, distributor, and other key service providers. UITs and grantor trusts do not have a board of trustees.

CUSTODIAN

A trust company, bank or similar financial institution is responsible for holding and safeguarding the securities owned by an ETF, UIT or grantor trust. The custodian is also responsible for calculating the net asset value, net income and realized capital gains and losses.

INVESTMENT ADVISOR

An investment advisor is responsible for investment management and administration of traditional open-end ETFs. ETF and mutual fund investment advisors are required by the Securities & Exchange Commission to be registered under the Investment Advisers Act of 1940. For State Street’s family of SPDR ETFs that are open-end investment companies, SSgA Fund Management, Inc. serves as the investment advisor, subject to annual review and approval by its board of directors. If an investment advisor were no longer able to fulfill its appointed function, the ETF board of trustees would appoint a replacement investment advisor. The replacement of an investment advisor should have no impact on the safety of the ETF’s assets because its portfolio securities are held by a custodian to back the assets of the ETF.

UITs and grantor trusts typically do not have an investment advisor as one is not required by trust charter due to very clear and straightforward objectives of literally replicating a benchmark index or holding a physical commodity. All UIT portfolio responsibilities are typically handled by the trustee.

INDEX PROVIDER

Each ETF tracks a particular index, such as the S&P 500 Index. The index provider licenses the index to the ETF and agrees to calculate and maintain the index. It is also obligated to make this data available to the investment adviser or trustee as well as publicly publishing the index for use in the capital markets.

CREDIT RISK

They are structured as separate legal entities—trust, grantor trust or an open-end investment company. An investor acquires shares, each of which represents a fractional ownership in the portfolio of securities or assets held. The portfolio assets are not owned by the custodian, trustee, investment adviser or the index provider. As a result, any credit issues related to the custodian, trustee, investment adviser or index provider should have little or no impact on the underlying value of the portfolio of securities or assets.

ABOUT SPDR® ETFS

SPDR ETFs are a comprehensive fund family of over 100 ETFs, spanning an array of international and domestic asset classes. Offered by State Street Global Advisors, SPDR ETFs provide investors with the flexibility to select investments that are precisely aligned to their investment strategy. Recognized as the industry pioneer, State Street created the first ETF in 1993 (SPDR S&P 500® – Ticker SPY). Since then, we’ve sustained our place as an industry innovator through the introduction of many ground-breaking products, including first-to-market launches with gold, international real estate, international fixed income and sector ETFs.

For information about our ETF family, visit spdrs.com.

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INDEX DEFINITIONS

S&P 500® INDEX

The S&P 500 Index is composed of 500 selected stocks, all of which are listed on the Exchange, the NYSE or NASDAQ, and spans over 24 separate industry groups. Since 1968, the S&P 500 Index has been a component of the US Commerce Department’s list of Leading Indicators that track key sectors of the US economy. Current information regarding the market value of the S&P 500 Index is available from market information services. The S&P 500 Index is determined, comprised and calculated without regard to the Trust.grade bond market, which includes investment grade (must be Baa3/ BBB-or higher using the middle rating of Moody’s Investor Service, Inc., Standard & Poor’s, and Fitch Rating) government bonds, investment grade corporate bonds, mortgage pass through securities, commercial mortgage backed securities and asset backed securities that are publicly offered for sale in the United States.

STATE STREET GLOBAL ADVISORS

State Street Financial Center

One Lincoln Street

Boston, MA 02111

866.787.2257

spdrs.com

FOR PUBLIC USE.

IMPORTANT RISK INFORMATION

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.

Risk associated with equity investing include stock values which may fluctuate in response to the activities of individual companies and general market and economic conditions.

The views expressed in this material are the views of SSgA Global Marketing through the period ended August 20, 2013 and are subject to change based on market and other conditions.

In general, ETFs can be expected to move up or down in value with the value of the applicable index. Although ETFs may be bought and sold on the exchange through any brokerage account, ETFs are not individually redeemable from the Fund. Investors may acquire ETFs and tender them for redemption through the Fund in Creation Unit Aggregations only, please see the prospectus for more details.

ETFs are subject to risk similar to those of stocks including those regarding short-selling and margin account maintenance.

Diversification does not ensure a profit or guarantee against loss.

Because of their narrow focus, sector funds tend to be more volatile than broadly diversified funds and generally result in greater price fluctuations than the overall market.

Investments in mid-sized companies may involve greater risks than those in larger, better known companies, but may be less volatile than investments in smaller companies.

Important Information Relating to SPDR Gold Shares Trust (GLD):

Investing in commodities entail significant risk and is not appropriate for all investors.

The SPDR Gold Shares Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.

GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares.

For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 — 866.320.4053 — www.spdrgoldshares.com

“Dow Jones Industrial AverageSM”, “DJIA®”, “Dow Jones®” and “The Dow®” are trademarks and service marks of Standard & Poor’s Financial Services LLC and have been licensed for use by S&P Dow Jones Indices LLC (“S&P”) and sublicensed for use by State Street Global Markets, LLC. The Trust, PDR Services LLC and NYSE Arca, Inc. are permitted to use these trademarks and service marks pursuant to separate “Sublicenses.” The Trust is not sponsored, endorsed, sold or promoted by S&P, its affiliates or its third party licensors.

“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. STANDARD & POOR’S, S&P, S&P 500 and S&P MIDCAP 400 are registered trademarks of Standard & Poor’s Financial Services LLC. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations and important information that could affect investors’ rights are described in the prospectus for the applicable product.

Distributor: State Street Global Markets, LLC, member FINRA, SIPC, a wholly owned subsidiary of State Street Corporation. References to State Street may include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. ALPS Distributors, Inc., a registered broker-dealer, is distributor for SPDR® S&P 500®, SPDR® S&P MidCap 400® and SPDR® Dow Jones Industrial Average, all unit investment trusts, and Select Sector SPDRs. ALPS Distributors, Inc. is not affiliated with State Street Global Markets, LLC.

Before investing, consider the funds’ investment objectives, risks, charges and expenses. To obtain a prospectus or summary prospectus which contains this and other information, call 866.787.2257 or visit spdrs.com. Read it carefully.

© 2013 State Street Corporation. All Rights Reserved.        ID3097-IBG-9373        Exp. Date: 08/31/2014      IBG.ETF.STRCT.0813

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.